**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated May 16, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE 73rd ANNUAL GENERAL MEETING OF SHAREHOLDERS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

16 May 2017

NEWS RELEASE

RESULTS OF THE 73rd ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the Company held on Tuesday, 16 May 2017 ("Annual General Meeting") all the ordinary and special resolutions, as set out in the 2016 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2016, were passed by the requisite majority of votes of shareholders present in person or represented by proxy.

The total number of shares voted in person or by proxy at the Annual General Meeting was 308,143,274 shares representing 75.34% of AngloGold Ashanti's issued share capital as at Friday, 5 May 2017, being the Voting Record Date.

The voting results were as follows:

1. **Ordinary resolution 1 -** Re-election of directors

	Total shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
1.1 Mr SM Pityana	99.12	0.88	306,871,282	75.03	0.31
1.2 Mr RJ Ruston	99.97	0.03	306,955,569	75.05	0.29
1.3 Ms MDC Richter	99.97	0.03	306,953,050	75.05	0.29

2. **Ordinary resolution 2 -** Election of a director

	Total shares voted				Shares abstained
Director	For (%)	Against (%)	Number	%[1]	%[1]
Mrs SV Zilwa	99.83	0.17	306,950,570	75.05	0.29

3. **Ordinary resolution 3 –** Reappointment and appointment of Audit and Risk Committee members

| Directors | Total shares voted | | | | Shares abstained |
	For (%)	Against (%)	Number	%[1]	%[1]
3.1 Mr R Gasant	99.98	0.02	306,951,197	75.05	0.29
3.2 Mr MJ Kirkwood	99.98	0.02	306,951,370	75.05	0.29
3.3 Mr RJ Ruston	99.98	0.02	306,951,529	75.05	0.29
3.4 Mr AH Garner	99.98	0.02	306,951,469	75.05	0.29
3.5 Ms MDC Richter	99.98	0.02	306,952,288	75.05	0.29
3.6 Mrs SV Zilwa	99.98	0.02	306,952,035	75.05	0.29

4. **Ordinary resolution 4 -** Reappointment of Ernst & Young Inc. as auditors of the Company

| Total shares voted | | | | Shares abstained |
For (%)	Against (%)	Number	%[1]	%[1]
90.56	9.44	306,963,593	75.05	0.29

5. **Ordinary resolution 5 -** General authority to directors to allot and issue ordinary shares

| Total shares voted | | | | Shares abstained |
For (%)	Against (%)	Number	%[1]	%[1]
95.61	4.39	306,954,555	75.05	0.29

6. **Ordinary resolution 6 -** Non-binding advisory endorsement of the AngloGold Ashanti remuneration policy

| Total shares voted | | | | Shares abstained |
For (%)	Against (%)	Number	%[1]	%[1]
98.23	1.77	305,669,560	74.74	0.60

7. **Special resolution 1 -** Remuneration of non-executive directors

| Total shares voted | | | | Shares abstained |
For (%)	Against (%)	Number	%[1]	%[1]
98.31	1.69	306,933,490	75.04	0.30

8. **Special resolution 2 -** General authority to acquire the Company's own shares

| Total shares voted | | | | Shares abstained |
For (%)	Against (%)	Number	%[1]	%[1]
99.84	0.16	306,701,672	74.99	0.30

9. **Special resolution 3 –** Approval of the AngloGold Ashanti Limited Deferred Share Plan ("DSP")

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
97.78	2.22	306,924,280	75.04	0.30

10. **Special resolution 4 –** Authority to issue ordinary shares pursuant to the DSP

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
97.60	2.40	306,948,904	75.05	0.29

11. **Special resolution 5 -** General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution 5

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
94.17	5.83	306,932,191	75.04	0.30

12. **Special resolution 6 -** General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
98.45	1.55	306,932,006	75.04	0.30

13. **Special resolution 7 -** Amendment of the Company's Memorandum of Incorporation

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.93	0.07	306,933,809	75.04	0.30

Special resolution 7 will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No. 71 of 2008.

14. **Ordinary resolution 7 -** Directors' authority to implement special and ordinary resolutions

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.95	0.05	306,945,629	75.05	0.29

[1] Expressed as a percentage of 409,004,371 AngloGold Ashanti ordinary shares in issue as at Friday, 5 May 2017, being the Voting Record Date.

ENDS

16 May 2017
Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Chris Nthite	+27-83-301-2481	cnthite@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 16, 2017

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance